Corn Products International, Inc.
5 Westbrook Corporate Center
Westchester, Illinois 60154
February 15, 2008
Mr. James Giugliano
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Corn Products International, Inc
Form 10-K for Fiscal Year Ended
December 31, 2006
Filed February 27, 2007
File No. 1-13397
Dear Mr. Giugliano:
In response to your letter of February 4, 2008, we are submitting the following additional responses. We set forth the Staff’s comments and our responses below.
Form 10-K for the Fiscal Year Ended December 31, 2006
Item 8 — Financial Statements and Supplementary Data
Note 2 — Earnings per Common Share, page 50
Staff’s Comments:
1.	We note your assertion that the 20 day trading average put feature of your redeemable common stock approximates fair value. Please provide us with a basis for your assertion. In your response, please show us the resulting differences in EPS from applying the two methods for the periods presented. Also, please address whether heightened stock price volatility creates the opportunity for the holder to realize a value different from fair value.

Mr. James Giugliano
February 15, 2008

Response:
1.	The assertion that the 20 trading day average price put feature of the redeemable common stock approximates fair value was based on the close proximity of the 20 trading day average price to the closing price at December 31, 2006 and December 31, 2005. The agreement was negotiated between the parties and the 20 trading day average was evaluated to be a fair value strike price for the Company stock. It was also felt that the effect on the earnings per share calculation from applying the two methods was not material.

Attached is a worksheet that compares the two methods for the years 2005, 2006 and 2007 on a diluted earnings per common share basis.

For the year 2005, the 20 trading day average price was below the year end closing price. Since the calculation would have been anti-dilutive, there would be no difference between the two methods.

In 2006, the 20 trading day average price was $1.32 higher than the year end closing price. The effect on the earnings per share calculation would have been the difference between the reported amount of $1.63 and a calculated amount of $1.61 or $0.02.

In 2007, the redeemable shares were reduced to 500,000 shares. The variance between the 20 trading day average and the year end closing price was $1.55. The effect on the earnings per share calculation would have been the difference between the reported amount of $2.59 and a calculated amount of $2.58 or $0.01.

In assessing materiality, the Company has reviewed SEC Staff Accounting Bulletin No. 99 — Materiality. Based on a review of the criteria, it is felt that the impact of the difference is not material.

Mr. James Giugliano
February 15, 2008

The Company does not feel that heightened stock price volatility would have a material impact on the earnings per share calculation. In determining the fair value of stock option awards using the Black-Scholes option pricing model, the assumption used for expected volatility was:
2005          27.0%
2006          27.8%
2007          26.8%
The expected volatility is based on historical volatilities of the Company’s common stock. In addition, at the present time there are 500,000 shares of redeemable stock outstanding, which represents 0.65% of the total diluted shares outstanding. Due to the low historical volatility of the Company’s common stock and the small number of redeemable shares, the Company does not feel that heightened stock price volatility would have a material impact on the earnings per share calculation. Also during the term of the agreement, the holder has sold 3,327,000 shares in the open market with no shares being put to the Company.
Note 12 — Redeemable Common Stock, page 68
Staff’s Comments:
2.	We note your response to our prior comment number 17, by reference to our prior comment number 13, and are continuing to consider your response.
Response:
2.	The Company will respond as appropriate to any future comments you may have on this item.

Mr. James Giugliano
February 15, 2008

The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the foregoing, please contact the undersigned at (708) 551-2613.
Sincerely,
/s/ Robin A. Kornmeyer

Robin A. Kornmeyer
Vice President — Controller
RAK/rfg
Attachment

Corn Products International, Inc.
Earnings Per Share
Two Class Method
(in 000’s, except per share)

	12/31/2005	12/31/2006	12/31/2007
Weighted Ave. Shares Outstanding — Diluted	75,564	75,753	76,473
Redeemable Shares	1,227	1,227	500
Non Redeemable Shares	74,337	74,526	75,973
Net Income	$89,594	$123,498	$197,822
20 Day Average Price per share	$23.43	$35.86	$38.30
12/31 Closing Price per share	$23.89	$34.54	$36.75
Variance per share	$(0.46)	$1.32	$1.55
Premium/(Discount)	$(564)	$1,620	$775
EPS — Redeemable Shares	$0.73	$2.93	$4.13
EPS — Remaining Shareholders	$1.19	$1.61	$2.58
Reported EPS — Diluted	$1.19	$1.63	$2.59